                                                                    Exhibit 19


Consolidated Summary of Earnings (unaudited)

                                                        Three Months Ended          Six Months Ended
                                                             June 30,                   June 30,
(in thousands, except earnings per share)
--------------------------------------------------------------------------------------------------------
Net sales                                              $32,108      $42,404      $ 63,795      $ 69,714
Cost of goods sold                                      26,695       34,251        53,069        56,785
                                                       -------      -------      --------      --------
     Gross profit                                        5,413        8,153        10,726        12,929
Income on the sale of installment receivables            1,699        1,798         3,500         3,671
Interest income on installment receivables                 378          300           808           554
Other operating income                                     321          687           742         1,421
Selling, general and administrative expenses            (6,829)      (7,440)      (13,612)      (13,897)
Interest expense                                          (700)        (860)       (1,285)       (1,656)
                                                       -------      -------      --------      --------
     Earnings before income taxes                          282        2,638           879         3,022
Income taxes                                              (110)        (996)         (338)       (1,134)
                                                       -------      -------      --------      --------
     Net earnings                                      $   172      $ 1,642      $    541      $  1,888
     Net earnings excluding one time events            $   172      $   549      $    541      $    906
                                                       =======      =======      ========      ========
Basic earnings per share                               $  0.05      $  0.48      $   0.16      $   0.55
                                                       -------      -------      --------      --------
Basic earnings per share excluding one time events     $  0.05      $  0.16      $   0.16      $   0.26
                                                       -------      -------      --------      --------
Diluted earnings per share                             $  0.05      $  0.47      $   0.15      $   0.54
                                                       -------      -------      --------      --------
Basic number of shares outstanding (000)                 3,450        3,428         3,448         3,427
                                                       -------      -------      --------      --------
Diluted number of shares outstanding (000)               3,521        3,475         3,520         3,474
                                                       =======      =======      ========      ========

Consolidated Summary Balance Sheets (unaudited)

                                                            Six Months Ended
                                                                June 30,
                                                         ---------------------
Assets
     Receivables, net                                    $ 24,257     $ 28,167
     Inventories                                           47,014       40,244
     Other current assets                                   6,155        7,402
                                                         --------     --------
          Total current assets                             77,426       75,813
     Installment receivables, less current portion         15,124       12,751
     Property, plant and equipment, net                    23,326       15,533
     Other assets                                          12,761       10,590
                                                         --------     --------
          Total assets                                   $128,637     $114,687
                                                         ========     ========
Liabilities and Shareholders' Equity
     Current portion of long-term debt                   $  1,000     $ 32,020
     Other current liabilities                             14,001       14,655
                                                         --------     --------
          Total current liabilities                        15,001       46,675
     Long-term debt, less current portion                  46,330        2,900
     Other liabilities                                      6,147        6,915
     Shareholders' equity                                  61,159       58,197
                                                         --------     --------
          Total liabilities and shareholders' equity     $128,637     $114,687
                                                         --------     --------

TO OUR SHAREHOLDERS

August 5, 1998

    Net sales for the second quarter rose 8 percent to $32.1 million. A year ago, reported second quarter sales were $29.7 million excluding non-recurring sales of $12.7 million related to the phase out of dealer consignment sales.

    Net earnings for the second quarter of $172,000, or 5 cents per diluted share, compared with $1.6 million, or 47 cents per diluted share, a year ago. Setting aside the net impact of last year's non-recurring items, second quarter net earnings per diluted share would have been 5 cents for 1998, versus 16 cents last year.

    Net sales for the first half of 1998 grew 12 percent to $63.8 million, versus comparable sales of $57.0 million for the first six months 1997 which exclude $12.7 million of non-recurring sales. Net earnings for the first half of 1998 were $541,000, or 15 cents per diluted share, compared with net earnings, excluding non-recurring items of $906,000, or 26 cents per diluted share, for the first half of last year.

    Our Asian competitors have experienced a dramatic drop in their domestic sales as a result of the financial crisis there, prompting them to reduce prices and step-up exports to the U.S. market. While sales of our grand pianos, which comprise the majority of our piano business, remained very strong, pricing pressures narrowed our margins on low-end vertical pianos, resulting in lower second quarter earnings compared with a year ago. In the face of continuing price competition, we intend to aggressively defend its market share.

    Contract Electronics sales once again grew at a healthy pace. Second quarter sales rose 24 percent to $11.0 million, up from $8.9 million a year ago. New contracts represented 13 percent of this growth. Through the first half of 1998, Contract Electronics sales have grown 28 percent compared with the first six months of 1997. Contract Electronics' strategy of building strategic alliances with core customers in carefully selected market niches and aggressively pursuing "under-outsourced" market segments has created a customer mix that differs from our competitors in a positive way. As a result, Contract Electronics' business was insulated from many of the fluctuations felt by other contract electronics manufacturers in the second quarter.

    Our Retail Financing businesses also experienced gains in the second quarter. While reported second quarter revenues were $2.1 million, the same as last year, FAS-125 was a much smaller factor this year. Without the impact of FAS-125, second quarter revenues would have been 9 percent higher. The portfolio of Signature Leasing Corporation, our new leasing subsidiary, grew to more that $1 million for the first time during the second quarter.



Karen L. Hendricks
Chairman, Chief Executive Officer and President

Music Products Division

Grand pianos, vertical pianos, computerized auto-player piano systems and digital pianos.

Company owned retail outlets in Atlanta, Georgia; Cincinnati, Ohio; Indianapolis and Fort Wayne, Indiana; Lexington and Louisville, Kentucky. Independent keyboard dealers (400).


Retail Financing Division

Point-of-sale consumer financing for new and used pianos, and special promotion programs.

Piano leasing programs.


Contract Electronics Division

Printed circuit board assemblies, design, engineering, testing, electro-mechanical and mechanical assemblies, post-production repair and order fulfillment.


Home Office

422 Wards Corner Road, Loveland, OH 45140-8390, (513)576-4500
e-mail: baldwin@bpao.com
web sites: www.baldwinpiano.com or www. pianovelle.com


Manufacturing Locations

Conway, Fayetteville and Trumann, Arkansas; Greenwood, Mississippi;
Juarez, Mexico


Registrar and Transfer Agent

The Provident Bank, One East Fourth Street,
Cincinnati, OH 45202

Baldwin Piano & Organ Company common stock is traded on The Nasdaq National Market; Symbol: BPAO